SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 8)
                    Under the Securities Exchange Act of 1934


                                  OCTEL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    675727101
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                                 (CUSIP Number)
                                                      with a copy to:
Jeffrey S. Halis                                      Steven J. Tsimbinos, Esq.
10 East 50th Street                                   Lowenstein Sandler P.C.
New York, New York  10022                             65 Livingston Avenue
(212) 588-9697                                        Roseland, New Jersey 07068
                                                      (973) 597-2536
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1)   Names  of  Reporting  Persons/I.R.S. Identification  Nos. of Above
     Persons (entities only):

                                Jeffrey S. Halis
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                         Not
         (b)                                        Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:

                             United States
________________________________________________________________________________
     Number of                          7) Sole Voting Power:          585,500*
     Shares Beneficially                ----------------------------------------
     Owned by                           8) Shared Voting Power:             --
     Each Reporting                     ----------------------------------------
     Person With:                       9) Sole Dispositive Power:     585,500*
                                        ----------------------------------------
                                       10) Shared Dispositive Power:        --
                                       -----------------------------------------

________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  585,500*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):  4.5%*
________________________________________________________________________________

14)  Type of Reporting Person (See Instructions):  IA
________________________________________________________________________________
* 339,000 shares (2.6%) of Octel Corp. common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 246,500 shares (1.9%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Pursuant to the Agreement of Limited Partnership of each of Tyndall and Tyndall Institutional, Jeffrey S. Halis possesses sole power to vote and direct the disposition of all the shares of Common Stock owned by each of Tyndall and Tyndall Institutional, respectively. Jeffrey S. Halis' interest in the Common
     Stock as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall and Tyndall Institutional, respectively. See
     Item 5 below for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon the Quarterly Report on Form 10-Q of Octel Corp. for the quarter ended March 31, 2000, as of April 30, 2000 there were 13,151,376 shares of Common Stock outstanding. As of June 20, 2000, Tyndall Partners, L.P. ("Tyndall") owned 339,000 shares (2.6%) of the Common Stock and Tyndall Institutional Partners, L.P. ("Tyndall Institutional") owned 246,500 shares (1.9%) of the Common Stock. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of Common Stock owned by each of Tyndall and Tyndall Institutional. Therefore, for the purposes of Regulation Section 240.13d-3, Jeffrey S. Halis is deemed to be the beneficial owner of 585,500 shares (4.5%) of the Common Stock. Accordingly, on June 20, 2000, Mr. Halis ceased to be the beneficial owner of more than five percent of the Common Stock then issued and outstanding.

          The following table details the transactions during the past sixty days, each of which was effected in an ordinary brokerage transaction, in the Common Stock by Mr. Halis or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof:


                           A.  Tyndall Partners, L.P.

                                   (Purchases)

         Date                        Quantity                          Price

May 1, 2000                           16,000                           $8.50


                                     (Sales)

         Date                        Quantity                          Price

June 7, 2000                         140,000                           $8.13

                      B.  Tyndall Institutional Partners, L.P.

                                   (Purchases)

         Date                        Quantity                          Price

                                      NONE


                                     (Sales)

         Date                        Quantity                          Price

April 25, 2000                        15,000                           $9.69
June 20, 2000                        100,000                           $8.13




                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        July 5, 2000


                                        /s/   Jeffrey  S. Halis
                                        ----------------------------------------
                                        Jeffrey S. Halis, in  his capacity  as a
                                        member of  Jeffrey  Management,  L.L.C.,
                                        the   general   partner of  Halo Capital
                                        Partners,  L.P., the  general partner of
                                        each  of  Tyndall  Partners,  L.P.   and
                                        Tyndall Institutional Partners, L.P.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).